Exhibit 99.1

Vedanta Limited

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

www.vedantalimited.com

CIN: L13209MH1965PLC291394

10 October 2017

Vedanta Limited

Production Release for the Second Quarter and Half Year

ended 30th September 2017

Q2 Highlights

Operations

Zinc India:

◾	Refined zinc-lead metal production at 230kt, up 27% y-o-y

◾	Record refined silver production at 140 tonnes, up 31% y-o-y

Zinc International:

◾	Highest quarterly production of 20kt at Black Mountain in the last 4 years

Oil & Gas:

◾	Commenced 15-well infill drilling campaign at Mangala; first well brought online

Aluminium:

◾	Record quarterly aluminium production

◾	Smelters continue ramp up, with current run-rate of 1.6 mtpa (excluding trial run production)

Copper India:

◾	Record quarterly copper cathode production

Iron Ore:

◾	Produced 1.9mt at Karnataka in H1, expect to achieve full allocation production during Q3

TSPL:

◾	High plant availability of 87%, following the shutdown in Q1

Kuldip Kaura, Interim Chief Executive Officer, Vedanta Limted, said: “I feel privileged to take on the helm of a business with Tier 1 assets and I am very excited to be here. During the quarter, our Zinc, Copper India and Aluminium businesses have delivered a strong production performance. We have also commenced our growth journey on both the exploration and development front in our Oil & Gas business. We are continuing to realise operational efficiencies across our diversified portfolio and to benefit from a supportive market environment.”

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 2 of 11

Oil & Gas

	Q2			Q1		H1
Particulars	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd) [1]	190,389	206,230	(8)%	196,656	(3)%	193,505	206,342	(6)%
Average Daily Gross Operated Production (boepd)	180,955	196,399	(8)%	187,203	(3)%	184,062	196,629	(6)%
Rajasthan	153,238	167,699	(9)%	159,351	(4)%	156,278	167,323	(7)%
Ravva	17,266	18,823	(8)%	18,361	(6)%	17,810	19,228	(7)%
Cambay	10,452	9,877	6%	9,491	10%	9,974	10,078	(1)%
Average Daily Working Interest Production (boepd)	115,332	125,575	(8)%	119,473	(3)%	117,391	125,484	(6)%
Rajasthan	107,267	117,390	(9)%	111,546	(4)%	109,395	117,126	(7)%
Ravva	3,885	4,235	(8)%	4,131	(6)%	4,007	4,326	(7)%
Cambay	4,181	3,951	6%	3,796	10%	3,990	4,031	(1)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	16.6	18.1	(8)%	17.0	(2)%	33.7	36.0	(6)%
Oil & Gas – Working Interest	10.6	11.6	(8)%	10.9	(2)%	21.5	23.0	(6)%

Q2 FY 2018 vs. previous quarters

Average gross production during Q2 FY2018 was 180,955 barrels of oil equivalent per day (boepd), 3% lower q-o-q and 8% lower y-o-y on account of natural decline in producing reservoirs, partially offset by continued reservoir management practices, strong Enhanced Oil Recovery (EOR) performance and production optimization activities.

Gross production from the Rajasthan block averaged 153,238 boepd for the quarter, 4% lower q-o-q primarily due to natural decline and temporary shutdown of satellite fields owing to operational issues. These satellite fields are being brought online in a phased manner. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 137,562 boepd, 15,606 boepd and 70 boepd, respectively

Gas production from Raageshwari Deep Gas (RDG) averaged 33.8 million standard cubic feet per day (mmscfd) in Q2 FY2018, with gas sales, post captive consumption, at 18.0 mmscfd (production of 35.4 mmscfd and sales of 20.4 mmscfd in Q1).

The Ravva block produced at an average rate of 17,266 boepd for the quarter. Closing of the water producing zones in two wells and gas lift optimization has helped in enhancing production rates from the field, partially offsetting the natural decline.

The Cambay block produced at an average rate of 10,452 boepd for the quarter. Targeting incremental production opportunities, a gas well has been re-activated and gas lift started in two wells which has helped offset the natural decline.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 3 of 11

Drilling of 15 infill wells at the Mangala field has commenced during Q2 and the first well was brought online at the end of September. Aishwariya Barmer Hill (ABH) Phase-I has been approved and the production from existing wells has commenced during the quarter. Additional growth projects like Bhagyam EOR, Aishwariya EOR, ABH Phase-II, Liquid handling upgrade and the field development plan for 45 additional infill wells at Mangala are under advanced stages of discussion with our JV partner for approval.

Post completion of RDG Phase-I in November 2017, gas production is expected to increase to 40-45 mmscfd. Tendering activity for partnership with leading service providers for integrated delivery of RDG Phase-II is progressing well and is expected to increase the gas production to over 100 mmscfd, and condensate production to over 5 kboepd by H1 CY2019.

H1 FY2018 vs. H1 FY2017

Average gross production across our assets was at 184,062 boepd. Production from Rajasthan was 156,278 boepd, 7% lower y-o-y on account of natural decline in the producing reservoirs, partially offset by positive results from the Mangala EOR and other reservoir management practices. RDG gas production has increased from an average of 30.4 mmscfd in H1 FY2017 to 34.6 mmscfd in H1 FY2018. Production from the offshore assets - Ravva and Cambay, was at a combined 27,784 boepd, lower by c.5% y-o-y, due to natural decline.

Zinc India

Particulars (In’000 tonnes, or as stated)	Q2			Q1		H1
	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
Zinc India(kt)
Mined metal content	219	192	14%	233	(6)%	452	318	42%
Refined Zinc – Total	192	150	28%	194	(1)%	386	252	53%
Refined Zinc – Integrated	192	149	29%	194	(1)%	386	250	54%
Refined Zinc – Custom	—	1	—	—	—	—	2	—
Refined Lead – Total [2]	38	31	24%	35	9%	73	55	32%
Refined Lead – Integrated	38	31	24%	35	9%	73	55	32%
Refined Lead – Custom	—	—	—	—	—	—	—	—
Silver – Total (in tonnes) [3]	140	107	31%	115	22%	255	196	30%
Silver – Integrated (in tonnes)	140	107	31%	115	22%	255	196	30%
Silver – Custom (in tonnes)	—	—	—	—	—	—	—	—

Q2 FY 2018 vs. previous quarters

Mined metal production was at 219,000 tonnes, 14% higher y-o-y, on account of higher volumes from underground mines. Q-o-Q production declined by 6% due to lower ore treatment.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 4 of 11

Integrated zinc metal production was 192,000 tonnes, 29% higher y-o-y and flat sequentially. Integrated lead metal production was 38,000 tonnes, 24% higher y-o-y and 9% higher q-o-q. This was in line with availability of mined metal and smelters.

Integrated silver production was at a record high of 140 tonnes, up 31% y-o-y and 22% q-o-q in line with higher lead production.

Capital mine development of 9,765 meters was achieved across all mines during the quarter, up 77% y-o-y and 11% sequentially. Rampura Agucha underground mine development is progressing well and the main production shaft is on track for commissioning in Q3 FY 2019. Shaft project at Sindesar Khurd is also on track for commissioning in Q2 FY 2019 while construction work for a new third mill of 1.5 mtpa capacity commenced during the quarter. Zawar mill debottlenecking was completed and the upgraded capacity of 2.7 mtpa was commissioned during the quarter.

H1 FY2018 vs. H1 FY2017

Mined metal production was at 452,000 tonnes in H1 FY2018, 42% higher y-o-y driven by higher ore production across all mines.

Integrated zinc, lead and silver production were higher by 54% y-o-y, 32% y-o-y and 30% y-o-y respectively, in line with availability of mined metal.

Zinc International

	Q2			Q1		H1
Particulars (In ’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
Zinc International	42	39	13%	32	33%	74	82	(9)%
Zinc refined – Skorpion	23	23	0%	14	66%	36	47	(22)%
Mined metal content – BMM	20	16	23%	18	8%	38	35	8%

Q2 FY2018 vs. previous quarters

Total production increased to 42,000 tonnes, 33% higher q-o-q and 13% y-o-y. Skorpion production increased to 23,000 tonnes, 66% higher q-o-q. This is on the back of a successful planned refinery shut down in Q1 which has resulted in restoring the acid plant to full capacity. BMM production increased to 20,000 tonnes, 8% higher q-o-q and 23% y-o-y. The increase was on account of better grades from improved drilling accuracy and higher recoveries due to operational efficiencies.

At Gamsberg, pre-stripping is progressing well, and we have achieved full ramp up of pre-stripping mining volumes of 3.5 million tons per month. To date, we have excavated over 32 million tonnes of waste rock of the total 65-70 million tons of pre-stripping required.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 5 of 11

At Skorpion, the pit 112 extension project is progressing well and most of the equipment is in place. Waste mining that started in April 2017 has been at record levels in Q2.

H1 FY2018 vs. H1 FY2017

During H1 FY2018, total production decreased to 74,000 tonnes, 9% lower y-o-y on account of a planned shutdown of the acid plant at Skorpion during Q1 FY2018, partly offset by higher grades and higher recoveries at BMM.

Iron Ore

	Q2			Q1		H1
Particulars (in million dry metric tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
IRON ORE
Sales	0.7	0.8	(7)%	2.3	(67)%	3.0	3.4	(12)%
Goa	0.1	0.3	(59)%	1.9	(93)%	2.0	2.4	(18)%
Karnataka	0.6	0.5	30%	0.4	43%	1.0	1.0	3%
Production of Saleable Ore	1.2	1.5	(14)%	3.2	(62)%	4.5	4.7	(4)%
Goa	0.4	0.5	(25)%	2.2	(82)%	2.6	2.9	(12)%
Karnataka	0.9	0.9	(8)%	1.1	(22)%	1.9	1.7	11%
Production (’000 tonnes)
Pig Iron	137	192	(29)%	163	(16)%	300	370	(19)%

Q2 FY2018 vs. previous quarters

At Goa, production was 0.4 million tonnes, with mining activities being lower in Q2, due to the monsoon season. We sold a lower quantity of ore at 0.1 million tonnes due to the low pricing environment.

At Karnataka, we are close to achieving our annual mining cap with production of 0.9 million tonnes during the quarter. Sales were 0.6 million tonnes during the quarter, 30% higher y-o-y and 43% higher q-o-q.

We have inventory of around 3 million tonnes at Goa and 1.2 million tonnes at Karnataka which will be sold in coming quarters.

We remain engaged with respective state governments for mining capacity increases.

Pig Iron production decreased to 137,000 tonnes, 29% lower y-o-y and 16% lower q-o-q due to a local contractors’ strike. This strike has been resolved in mid-September 2017 and production will pick up in coming quarters.

H1 FY2018 vs. H1 FY2017

Production from Goa was 2.6 million tonnes and sales were 2.0 million tonnes, compared to 2.9 million tonnes and 2.4 million tonnes respectively. Production and sales at Goa were impacted by the low pricing environment. At Karnataka, both production and sales were higher y-o-y at 1.9 million tonnes and 1.0 million tonnes respectively. Production of Pig Iron decreased to 300,000 tonnes in H1 FY2018, 19% lower mainly due to lower metallurgical coke availability on account of weather related supply disruptions in Australia in Q1 FY2018 and local contractors’ strike in Q2 FY2018. Pig iron production is expected to pick up in the coming quarters.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 6 of 11

Copper – India

	Q2			Q1		H1
Particulars (in ’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
COPPER – INDIA
Copper – Cathodes	106	97	9%	90	17%	197	198	(1)%
Tuticorin Power Sales (MU)	4	30	(86)%	30	(91)%	34	90	(62)%

Q2 FY 2017 vs. previous quarters

Production from the Tuticorin smelter was a record at 106,000 tonnes of cathodes, 9% higher y-o-y and 17% higher q-o-q due to improved operational efficiencies.

The 160 MW power plant at Tuticorin operated at a lower Plant Load Factor (PLF) of 43% during Q2 FY2018 (PLF of 48% in Q1 FY2018 and 48% in Q1 FY2017). We are looking to enter into a power purchase agreement to ensure higher PLFs and will continue to explore viable supply agreement options.

H1 FY2018 vs. H1 FY2017

Production in H1 FY2018 was 197,000 tonnes of cathodes, similar to H1 FY2017. The 160MW power plant at the Tuticorin operated at a PLF of 45% in H1 FY2018 compared to 54% in H1 FY2017, primarily due to lower demand.

Aluminium

	Q2			Q1		H1
Particulars (in ’000 tonnes, or as stated)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
Aluminium
Alumina-Lanjigarh	269	292	(8)%	303	(11)%	572	567	1%
Total Aluminium Production	401	296	36%	352	14%	753	541	39%
Jharsuguda-I	99	132	(25)%	92	7%	191	261	(27)%
Jharsuguda-II 4	157	48	—	120	31%	277	77	—
Korba-I	65	63	4%	63	4%	128	126	2%
Korba-II 5	79	52	51%	77	3%	156	77	—
Balco 270 MW *	—	—	—	—	—	—	—	—
Jharsuguda 1800 MW (Surplus Power Sales in Million Units) *	—	156	—	—	—	—	511	—

* Jharsuguda 1,800MW and BALCO 270 MW power plants have been moved from the Power to the Aluminium segment from 1st April 2016.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 7 of 11

Q2 FY2018 vs. previous quarters

During Q2 FY2018, aluminium production increased to 401,000 tonnes (i.e. production including trial run), 36% y-o-y and 14% q-o-q. The increase was driven by ramp ups at the Jharsuguda II smelter and complete ramp up of the Balco II smelter in Q1 FY 2018.

At Jharsuguda I, out of the total 228 pots which were affected in the April 2017 outage, 121 pots are operational to date, and the balance will be operational by Q3 FY2018. At Jharsuguda II, out of four lines, ramp-up of line-2 was completed in Q4 FY2017; the ramp-up of line-1 and line-3 are progressing well with 301 pots and 156 pots operational, respectively, at the end of the quarter. These lines will be fully operational by Q3 FY2018. Line-4 continues to be under evaluation.

At the end of August, there was a breach in the ash pond dyke wall at Jharsuguda plant following which the State Pollution Control Board, Odisha (SPCB), directed a temporary closure of five units on September 13th 2017. Subsequently on September 20th, the SPCB revoked the closure of three of these units except one unit of 135 MW of the 1,215 MW and one unit of 600MW of the 2,400 MW. The Company was required to purchase some external power during the interim seven day period which will have an impact on the cost of production for the quarter.

The demand-supply imbalance on domestic coal supplies resulted in increase of coal prices and caused continuing disruptions in domestic coal availability for the captive power plants during the quarter.

Alumina production was 269,000 tonnes, 8% lower y-o-y and 11% lower q-o-q. During the quarter, production was adversely impacted by lower bauxite availability from our mines at Chhattisgarh due to transport bottlenecks.

The exit monthly run rate of aluminium production was 1.6 million tonnes per annum (mtpa, excluding trial run production) in September 2017.

We expect to produce c. 1.5 to 1.6 mtpa of aluminium (excluding trial run production) in FY2018.

H1 FY2018 vs. H1 FY2017

Aluminium production increased to 753,000 tonnes in H1 FY2018, 39% higher y-o-y, mainly on account of the ramp up of additional pots at Jharsuguda II and Balco II. Alumina production was 572,000 tonnes, 1% higher y-o-y due to lower bauxite dispatches.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 8 of 11

Power

	Q2			Q1		H1
Particulars (in million units)	FY2018	FY2017	% change YoY	FY2018	% change QoQ	FY2018	FY2017	% change YoY
Power
Total Power Sales	2,950	3,030	(3)%	1,838	61%	4,787	6,039	(21)%
Jharsuguda 600 MW	93	605	(85)%	564	(84)%	657	1,497	(56)%
Balco 600 MW	132	549	(76)%	551	(76)%	682	1,156	(41)%
MALCO*	0	25	—	4	—	4	115	(97)%
HZL Wind Power	143	172	(17)%	156	(8)%	299	320	(7)%
TSPL	2,582	1,679	54%	563	—	3,145	2,951	7%
TSPL – Availability	87%	77%	—	20%	—	54%	75%	—

* Continues to be under care and maintenance as of 26th May 2017 due to low demand in Southern India

Q2 FY2018 vs. previous quarters

During Q2 FY2018, power sales were 2,950 million units (mu), 3% lower y-o-y and 61% higher q-o-q. This was primarily on account of restart of the TSPL plant at the end of June 2017, following the shutdown for around 65 days in Q1 FY2018 due to a fire in April 2017.

During the quarter, TSPL power sales were 2,582 million units with 87% availability compared to 20% in Q1 FY2018. The Power Purchase Agreement with the Punjab State Electricity Board (PSEB) compensates us based on the availability of the plant. We are targeting an average availability of over 70% for the full year.

The 600MW Jharsuguda power plant operated at a Plant Load Factor (PLF) of 7% in Q2 FY2018 (PLF of 47% in Q1 FY2018, 50% in Q2 FY2017). Power Sales were heavily impacted due to the Ash Dyke breach issue and a temporary coal shortage.

The 600 MW BALCO IPP (2X300MW) operated at a PLF of 31% in Q1 FY2018 compared to 68% Q1 FY2018 (Q2 FY2017: 54%) on account of temporary coal shortage.

H1 FY2018 vs. H1 FY2017

During H1 FY2018, power sales decreased to 4,787 million units, 21% lower y-o-y mainly due to a temporary coal shortage.

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 9 of 11

Production Summary (Unaudited)

	(In ’000 tonnes, except as stated)
Particulars	Q2			Q1		H1
	FY 2018	FY 2017	% Change YoY	FY 2018	% Change QoQ	FY 2018	FY 2017	% Change YoY
OIL AND GAS
Average Daily Total Gross Operated Production (boepd)[1]	190,389	206,230	(8)%	196,656	(3)%	193,505	206,342	(6)%
Average Daily Gross Operated Production (boepd)	180,955	196,399	(8)%	187,203	(3)%	184,062	196,629	(6)%
Rajasthan	153,238	167,699	(9)%	159,351	(4)%	156,278	167,323	(7)%
Ravva	17,266	18,823	(8)%	18,361	(6)%	17,810	19,228	(7)%
Cambay	10,452	9,877	6%	9,491	10%	9,974	10,078	(1)%
Average Daily Working Interest Production (boepd)	115,332	125,575	(8)%	119,473	(3)%	117,391	125,484	(6)%
Rajasthan	107,267	117,390	(9)%	111,546	(4)%	109,395	117,126	(7)%
Ravva	3,885	4,235	(8)%	4,131	(6)%	4,007	4,326	(7)%
Cambay	4,181	3,951	6%	3,796	10%	3,990	4,031	(1)%
Total Oil and Gas (million boe)
Oil & Gas – Gross	16.6	18.1	(8)%	17.0	(2)%	33.7	36.0	(6)%
Oil & Gas – Working Interest	10.6	11.6	(8)%	10.9	(2)%	21.5	23.0	(6)%
Zinc India
Mined metal content	219	192	14%	233	(6)%	452	318	42%
Refined Zinc – Total	192	150	28%	194	1%	386	252	53%
Refined Zinc – Integrated	192	149	29%	194	(1)%	386	250	54%
Refined Zinc – Custom	—	1	—	—	—	—	2	—
Refined Lead – Total [2]	38	31	24%	35	9%	73	55	32%
Refined Lead – Integrated	38	31	24%	35	9%	73	55	32%
Refined Lead – Custom	—	—	—	—	—	—	—	—
Silver – Total (in tonnes) [3]	140	107	31%	115	22%	255	196	30%
Silver – Integrated (in tonnes)	140	107	31%	115	22%	255	196	30%
Silver – Custom (in tonnes)	—	—	—	—	—	—	—	—
Zinc International	42	39	13%	32	33%	74	82	(9)%
Zinc – Refined – Skorpion	23	23	0%	14	66%	36	47	(22)%
Mined metal content – BMM	20	16	23%	18	8%	38	35	8%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	0.7	0.8	(7)%	2.3	(67)%	3.0	3.4	(12)%
Goa	0.1	0.3	(59)%	1.9	(93)%	2.0	2.4	(18)%
Karnataka	0.6	0.5	30%	0.4	43%	1.0	1.0	3%
Production of Saleable Ore	1.2	1.5	(14)%	3.2	(62)%	4.5	4.7	(4)%
Goa	0.4	0.5	(25)%	2.2	(82)%	2.6	2.9	(12)%
Karnataka	0.9	0.9	(8)%	1.1	(22)%	1.9	1.7	11%
Production (’000, tonnes)
Pig Iron	137	192	(29)%	163	(16)%	300	370	(19)%

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 10 of 11

	(In ’000 tonnes, except as stated)
Particulars	Q2			Q1		H1
	FY 2018	FY 2017	% Change YoY	FY 2018	% Change QoQ	FY 2018	FY 2017	% Change YoY
COPPER – INDIA
Copper – Cathodes	106	97	9%	90	17%	197	198	(1)%
Tuticorin Power Plant Sales (MU)	4	30	(86)%	30	(91)%	34	90	(62)%
ALUMINUM
Alumina-Lanjigarh	269	292	(8)%	303	(11)%	572	567	1%
Total Aluminum Production	401	296	36%	352	14%	753	541	39%
Jharsuguda-I	99	132	(25)%	92	7%	191	261	(27)%
Jharsuguda-II4	157	48	—	120	31%	277	77	—
Korba-I	65	63	4%	63	4%	128	126	2%
Korba-II5	79	52	51%	77	3%	156	77	—
Balco 270 MW	—	—	—	—	—	—	—	—
Jharsuguda 1800 MW (Surplus Power Sales)	—	156	—	—	—	—	511	—
POWER (in million units)
Total Power Sales	2,950	3,030	(3)%	1,838	61%	4,787	6,039	(21)%
Jharsuguda 600 MW	93	605	(85)%	564	(84)%	657	1,497	(56)%
Balco 600 MW	132	549	(76)%	551	(76)%	682	1,156	(41)%
MALCO*	0	25	—	4	—	4	115	(97)%
HZL Wind Power	143	172	(17)%	156	(8)%	299	320	(7)%
TSPL	2,582	1,679	54%	563	—	3,145	2,951	7%
TSPL – Availability	87%	77%	—	20%	—	54%	75%	—
Ports – VGCB (in million tonnes) [6]
Cargo Discharge	1.1	1.3	(15)%	1.2	(12)%	2.3	2.9	(19)%
Cargo Dispatches	1.2	1.5	(24)%	1.1	(11)%	2.3	3.0	(26)%

* Continues to be under care and maintenance as of 26th May 2017 due to low demand in Southern India

1.	Including Internal Gas consumption
2.	Excluding Captive consumption of 1,634 tonnes in Q2 FY 2018 vs 837 tonnes in Q2 FY 2017 and 1,956 tonnes in Q1 FY2018 with 3,590 tonnes in H1 FY 2018 vs 1,921 tonnes in H1 FY 2017
3.	Excluding captive consumption of 8.8 tonnes in Q2 FY2018 as compared with 4.3 tonnes in corresponding prior period and 10.2 tonnes in previous quarter. For H1, it was 19.0 tonnes as compared with 9.8 tonnes a year ago.
4.	Including trial run production of 15 kt in Q2 FY 2018 vs 19 kt in Q2 FY 2017 and 19kt in Q1 FY 2018 and 34 kt in H1 FY2018 vs 29 kt in H1 FY 2017
5.	Including trial run production of 1 kt in Q2 FY2018 vs 22 kt in Q2 FY2017 and 15 kt in Q1 FY 2018 and 16 kt in H1 FY 2018 vs 28 kt in H1 FY 2017
6.	Vizag General Cargo Berth

Vedanta Limited Production Results for the Second Quarter ended 30th September 2017	Page 11 of 11

For further information, please contact:

Communications
Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Director – Investor Relations Aarti Raghavan VP – Investor Relations Sneha Tulsyan Associate Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.